SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A- 16 OR 15D- 16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2008
CGG-Veritas
Tour Maine Montparnasse — 33 Avenue du Maine — BP 191 — 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Sercel Acquires Metrolog
Acquisition Expands Downhole Technology and Expertise
Paris, France — May 27th 2008
CGGVeritas (ISIN: 0000120164 — NYSE: CGV) announced today that its manufacturing subsidiary Sercel acquired Metrolog a privately held company. Headquartered in Toulouse France and established in 1987, Metrolog is a leading provider of high pressure, high temperature gauges and other downhole instruments to the oil and gas industry. 2007 revenue for the company was $11 million. The acquisition is expected to be accretive to Sercel and to CGGVeritas earnings per share (EPS) in 2008.
“We are very pleased to continue to expand and strengthen our footprint in downhole measurements with the expertise and technology of Metrolog” said Pascal Rouiller President and CEO of Sercel. “Metrolog developed a unique expertise over the past 20 years, through continuous R&D, for high quality, versatile and reliable downhole instrumentation for challenging well conditions.
The global organization and strong reputation of Sercel will accelerate the expansion of Metrolog technology and we look forward to bringing these state-of-the-art downhole tools to a broader set of customers.”
About CGGVeritas:
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.
CGGVeritas is listed on Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Investor Relations Contacts:

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 832 351 8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique — Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date: May 27th, 2008

By	/s/ Gerard CHAMBOVET

Gerard CHAMBOVET Senior EVP QHSE, Career Development & training, Communication and Audit